

Mail Stop 4561

February 21, 2018

Tien Tzuo
Chief Executive Officer
Zuora, Inc.
3050 South Delaware Street, Suite 301
San Mateo, CA 94403

> **Re: Zuora, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted January 31, 2018**
> **CIK No. 0001423774**

Dear Mr. Tzuo:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2018 letter.

Prospectus Summary, page 2

1.   We note your response to prior comment 1. Please explain further the following:

- How you determined comparing the revenue growth of companies in the SEI to the S&P 500 is meaningful. In this regard, the S&P 500 includes companies that may not have a subscription-based business model similar to the companies included in the SEI.

- How you determined the growth rates are meaningful as they do not appear to be calculated on the same basis. That is, the growth rate in the S&P metric is calculated on a per share basis while the SEI is not.

- Considering that the S&P 500 metric is calculated based on sales and the SEI is not, please revise to explain in more detail the reasons why the SEI may be correlated to, but is not the same as, sales. Also, clarify what you mean by invoice volume.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance, page 65

2. We note your response to prior comment 6. Please explain further why you believe that disclosure of backlog would not be material to an understanding of your business and could be misleading. Although backlog may change over time as the contract terms change, such disclosure may provide useful information about future revenue. Further, because you invoice your customers in a variety of installments, your deferred revenue may not represent the contract value of your non-cancellable agreements. Please disclose backlog from non-cancellable subscription fees in accordance with Item 101(c)(1)(viii) of Regulation S-K and, if necessary, explain how overage fees or contract renegotiations may impact this measure.

Key Operational and Financial Metrics

Recurring Profit Margin, page 68

3. Please disclose why the adjustment for stock based compensation does not agree to the expense disclosed on page F-23.

Business

Overview, page 90

4. We note your response to prior comment 9. To the extent you continue to present the total number of customers, please provide comparative data for each period presented.

Consolidated Financial Statements of Zuora, Inc. and Subsidiaries

Note 1. Summary of Business and Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page F-7

5. In your response to prior comment 11, you state that you were unable to identify a third party that sells elements of sufficient similarity to your own. Please reconcile that statement with your disclosure on page F-8 that for professional services, there are several third-party vendors that routinely contract directly with the customer and provides them these services on a stand-alone basis. In addition, please clarify what your role is

when your products are sold and/or deployed by GSIs. Clarify whether the GSI performs the professional services or is the seller of the services that you provide.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Jeffrey Vetter, Esq.
        Fenwick & West LLP